Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net income	257,832	176,401	103,672	64,242	36,065
Taxes	87,595	63,825	36,236	21,873	8,260
Fixed charges	47,103	40,104	24,318	29,737	38,667

Total Earnings	392,530	280,330	164,226	115,852	82,992

Fixed Charges:
Interest expense	17,783	16,374	4,358	9,907	19,826
Applicable portion of rent expense (1)	29,320	23,730	19,960	19,830	18,841

Total Fixed Charges	47,103	40,104	24,318	29,737	38,667

Ratio of Earnings to Fixed Charges	8.33	6.99	6.75	3.90	2.15

1.	Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.